EXHIBIT 4

Update of item 18 of the announcement that the company will participate in China Airlines’ secondary offering

Date of events: 2011/01/17

Contents:

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):China Airlines’ ordinary shares

2.Date of occurrence of the event:2012/01/17~2012/01/17

3.Volume, unit price, and total monetary amount of the transaction: China Airlines’ ordinary shares; NT$11.73; Less than NT$3.5 billion

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):China Airlines; Relationship to the Company: None

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the schedule of China Airlines’ secondary equity offering

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Board resolution; the issue price; board meeting

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):None

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:8.2% of total assets; 9.5% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$33.57 billion

13.Broker and broker’s fee: None

14.Concrete purpose or use of the acquisition or disposition: For strategic purpose, the company’s interim board meeting approved to participate in China Airlines’ secondary equity offering.

15.Net worth per share of company underlying securities acquired or disposed of:NT$10.57

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified:

(1)After confirming China Aviation Development Foundation’s (CADF) participation in the China Airlines’ secondary equity offering, the company will participate in the offering up to a maximum amount of NT$3.5 billion, at the issue price of NT$11.73 per share.

(2)If China Airlines’ average closing price for the five business days prior to the payment date is lower than NT$10.57, which equates to the airline’s net book value per share in the third quarter 2011, the company will not participate in the offering.

(3)The company will sign a MOU with China Airline to promote business cooperation and will review regularly to ensure the strategic effectiveness.